Exhibit 99.1

NEW GOLD REPORTS THIRD QUARTER 2025 RESULTS

Record Rainy River Production Drives Record Free Cash Flow Generation;

On-Track to Achieve Annual Guidance

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Oct. 28, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today reported financial and operating results for the quarter and nine-months ended September 30, 2025. Third quarter 2025 production was 115,213 ounces of gold and 12.0 million pounds of copper, at an operating expense of $874 per gold ounce sold (co-product basis)3 and all-in sustaining costs1 of $966 per gold ounce sold (by-product basis). Record Rainy River quarterly production contributed to strong cash flow from operations of $301 million and record quarterly free cash flow1 of $205 million, highlighted by a record $183 million of quarterly free cash flow from Rainy River.

"New Gold delivered a strong third quarter, highlighted by multiple records for production and free cash flow generation. Rainy River produced over 100,000 ounces of gold in the quarter, a 63% increase over the second quarter, as the open pit continued to perform as expected following the release of the higher-grade material in June. At New Afton, the B3 cave continued to over-deliver during the third quarter, averaging over 4,300 tonnes per day. Additional tonnage from B3 continues to provide excellent shareholder value as it comes with no additional capital as we continue to shift all production resources over to C-Zone. The performance from our two assets led to a record $205 million of free cash flow, a 225% quarter-over-quarter improvement over our previous record last quarter," stated Patrick Godin, President and CEO.

"The strong operating performance and free cash flow generation allowed the Company to advance our corporate objectives. We repaid, one quarter ahead of plan, the full $150 million drawn on the credit facility for the New Afton transaction earlier this May.. In total, the Company repaid an impressive $260 million of debt obligations during the quarter," added Mr. Godin.

"As we look to the fourth quarter of 2025, we remain well positioned to deliver on our full-year guidance. With the performance to date, we are tracking in-line with both consolidated gold and copper production guidance. Additionally, consolidated capital spending and cash costs are trending in-line with their respective guidance ranges, while all-in sustaining costs are expected to be at the top end of its guidance range," stated Mr. Godin.

"The Company demonstrated that our two assets are delivering on production and this performance shows we are well positioned to deliver on our longer-term plan. New Afton's C-Zone remains on track to deliver the planned production ramp up in 2026, as does Rainy River's open pit and underground operations, which are expected to deliver significant free cash flow over the coming years," concluded Mr. Godin.

Third Quarter Highlighted by Record Production from Rainy River and New Afton's Ongoing B3 Over Performance

  Third quarter consolidated production was 115,213 ounces of gold and 12.0 million pounds of copper at all-in sustaining costs1,2 of $966 per gold ounce sold. Gold production through the first nine months of 2025 represented approximately 71% of the midpoint of annual consolidated production guidance of 325,000 to 365,000 ounces of gold.
  New Afton third quarter production was 14,912 ounces of gold and 12.0 million pounds of copper at all-in sustaining costs1,2 of ($595) per gold ounce sold. The B3 cave continued to perform better than planned, delivering an average of 4,300 tonnes per day through the quarter. With the cave nearing exhaustion, the third quarter experienced an expected quarter-over-quarter decline in head grades towards the planned levels provided earlier in the year. Production through the first nine months of 2025 represented approximately 77% and 71% of the midpoint of annual guidance of 60,000 to 70,000 ounces of gold and 50 to 60 million pounds of copper, respectively.
  C-Zone cave construction continues to advance on schedule, with an expected quarter-over-quarter step up in copper and gold production in the fourth quarter of 2025. Cave construction progress is 79% complete as of the end of September. The flotation cleaner circuit upgrade was completed and commissioned during the quarter, and is achieving the designed recovery improvements for gold and copper and positions New Afton to fully capitalize on this investment once the mill is operating at full capacity starting in 2026.
  Rainy River third quarter production was 100,301 ounces of gold at all-in sustaining costs1,2 of $1,043 per gold ounce sold, a 63% production increase and 39% decrease in all-in sustaining costs over the second quarter as the mill processed higher grade open pit ore. Rainy River's third quarter production included approximately 5,900 ounces of gold-in-circuit inventory as discussed at the end of the second quarter. Gold production through the first nine months of 2025 represented approximately 70% of the midpoint of annual guidance of 265,000 to 295,000 ounces of gold. Importantly, during the third quarter, the mill demonstrated the ability to process the required gold production to achieve the 2026 production target outlined in the Rainy River Technical Report earlier this year without compromising on recovery.
  Rainy River underground continues to advance well with several key initiatives undertaken in the quarter specifically designed to improve recruitment and retention, including camp facilities upgrades, travel improvements and contract modifications to incentivize and reward optimized development rates. Underground development and stope production will expand out three mining zones and will continue to increase through the fourth quarter.

Record Quarterly Free Cash Flow Achieved; Balance Sheet Further Strengthened

  The Company generated cash flow from operations of $301 million and record quarterly free cash flow1 of $205 million after investing approximately $56 million in advancing growth projects during the quarter. This was highlighted by Rainy River's record $183 million in quarterly free cash flow1.
  During the quarter, the Company redeemed the remaining $111 million aggregate principal amount of outstanding 2027 Notes on July 15, 2025, funded with cash on hand. The Company also repaid the $150 million drawn on the credit facility, one quarter ahead of plan.
  The Company exited the second quarter in a strong financial position, with cash and cash equivalents of $123 million.

2025 Operational Guidance Update, On-Track to Achieve Outlook

  Gold production is expected to be in-line with the 325,000 to 365,000 ounce guidance range. New Afton gold production is expected to be at the midpoint of the guidance range of 60,000 to 70,000 ounces. Rainy River gold production is expected to be above the midpoint of the 265,000 to 295,000 ounce guidance range.
  Copper production is expected to be at the mid-point of the guidance range of 50 to 60 million pounds.
  Consolidated cash costs1 are trending above the mid-point of the guidance range of $600 to $700 per gold ounce sold, on a by-product basis. New Afton cash costs on a by-product basis are expected to be below the bottom end of the guidance range on favourable by-product prices. Rainy River cash costs on a by-product basis are expected to be at the high end of the guidance range as strong operational performance is offset by higher underground mining costs and related camp costs due to the amended underground contract. Cash costs at both operations include an additional $40 per ounce related to share-based payment increases during the quarter.
  Consolidated all-in sustaining costs1 are trending at the high end of the guidance range of $1,025 to $1,125 per gold ounce sold, on a by-product basis, and include a higher share-based expense of $75 per ounce year-to-date due to an increase in the Company's share price.  All-in sustaining costs at New Afton are expected to be below the low end of its guidance range due to lower cash costs. Rainy River's all-in sustaining costs are expected to be at the high end of its guidance range due to higher cash costs.
  Operating expenses per gold ounce (co-product) are tracking to the high end of the guidance range of $900 to $1,000 per gold ounce sold as a result of higher underground mining and camp costs at Rainy River. Operating expenses per copper pound (co-product) are trending in-line with the guidance range of $1.75 to $2.25 per copper pound sold.
  Sustaining capital1 is tracking to the low end of the guidance range of $95 million to $110 million.
  Growth capital1 is tracking to midpoint of the guidance range of $175 million to $205 million, due to efficient capital management at New Afton, partially offset by higher underground capital expenditures at Rainy River primarily due to the higher underground development costs from the amended underground contract.

Consolidated Financial Highlights

	Q3 2025	Q3 2024	9M 2025	9M 2024
Revenue ($M)	462.5	252.0	980.0	662.3
Operating expenses ($M)	131.2	107.6	345.6	323.9
Depreciation and depletion ($M)	69.5	58.3	192.7	190.8
Net earnings ($M)	142.3	37.9	194.2	47.5
Net earnings, per share ($)	0.18	0.05	0.25	0.06
Adj. net earnings ($M)[1]	199.5	64.3	301.3	94.3
Adj. net earnings, per share ($)[1]	0.25	0.08	0.38	0.13
Cash generated from operations ($M)	300.7	127.9	571.2	283.2
Cash generated from operations, per share ($)	0.38	0.16	0.72	0.38
Cash generated from operations, before changes in non-cash operating working capital ($M)[1]	296.4	120.0	547.4	283.1
Cash generated from operations, before changes in non-cash operating working capital, per share ($)[1]	0.37	0.15	0.69	0.38
Free cash flow ($M)[1]	204.7	57.0	292.0	62.8
  Revenue increased over the prior-year periods due to higher gold and copper prices and sales volumes.
  Operating expenses were higher than the prior-year periods due to higher gold production partially offset by an inventory write-up gain of $5.1 million for the quarter and $10.8 million for the nine months ended September 30, 2025 at Rainy River.
  Depreciation and depletion expense in the third quarter increased when compared to the prior-year period due to higher gold production. For the nine months ended September 30, 2025, depreciation and depletion was relatively consistent when compared to the prior-year period.
  Share-based payment expenses for the third quarter and nine months ended September 30, 2025 was $7.1 million and $20.6 million, respectively, impacted by an increase in the Company's share price.
  Net earnings increased over the prior-year periods due to higher revenue.
  Adjusted net earnings1 increased over the prior-year periods primarily due to higher revenue.
  Cash generated from operations and free cash flow1 increased over the prior-year periods primarily due to higher revenue.

Consolidated Operational Highlights

	Q3 2025	Q3 2024	9M 2025	9M 2024
Gold production (ounces)[4]	115,213	78,369	245,994	217,865
Gold sold (ounces)[4]	117,481	81,791	245,241	219,565
Copper production (Mlbs)[4]	12.0	12.6	39.1	39.5
Copper sold (MIbs)[4]	11.9	11.0	37.8	36.4
Gold revenue, per ounce ($)[5]	3,447	2,485	3,277	2,297
Copper revenue, per pound ($)[5]	4.36	3.98	4.25	3.97
Average realized gold price, per ounce ($)[1]	3,458	2,507	3,295	2,324
Average realized copper price, per pound ($)[1]	4.47	4.18	4.37	4.19
Operating expenses per gold ounce sold ($/ounce, co-product)[3]	874	1,021	1,054	1,090
Operating expenses per copper pound sold ($/pound, co-product)[3]	2.41	2.18	2.31	2.33
Depreciation and depletion per gold ounce sold ($/ounce)[5]	593	715	788	872
Cash costs per gold ounce sold (by-product basis) ($/ounce)[2]	639	741	709	783
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	966	1,195	1,260	1,317
Sustaining capital ($M)[1]	19.2	19.8	85.9	77.2
Growth capital ($M)[1]	56.4	42.7	157.0	118.6
Total capital ($M)	75.6	62.5	242.9	195.8

New Afton Mine

Operational Highlights

New Afton Mine	Q3 2025	Q3 2024	9M 2025	9M 2024
Gold production (ounces)[4]	14,912	16,477	50,181	52,957
Gold sold (ounces)[4]	14,755	14,564	50,039	49,728
Copper production (Mlbs)[4]	12.0	12.6	39.1	39.5
Copper sold (Mlbs)[4]	11.9	11.0	37.8	36.4
Gold revenue, per ounce ($)[5]	3,431	2,413	3,164	2,208
Copper revenue, per pound ($)[5]	4.36	3.98	4.25	3.97
Average realized gold price, per ounce ($)[1]	3,517	2,536	3,250	2,330
Average realized copper price, per pound ($)[1]	4.47	4.18	4.37	4.19
Operating expenses ($/oz gold, co-product)[3]	832	709	747	730
Operating expenses ($/lb copper, co-product)[3]	2.41	2.18	2.31	2.33
Depreciation and depletion ($/ounce)[5]	1,849	864	1,576	1,078
Cash costs per gold ounce sold (by-product basis) ($/ounce)[2]	(730)	(583)	(708)	(401)
Cash costs per gold ounce sold ($/ounce,co-product)[3]	859	775	778	799
Cash costs per copper pound sold ($/pound, co-product)[3]	2.49	2.39	2.40	2.55
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	(595)	(408)	(609)	(195)
All-in sustaining costs per gold ounce sold ($/ounce, co-product)[3]	900	828	808	861
All-in sustaining costs per copper pound sold ($/pound, co-product)[3]	2.61	2.55	2.49	2.74
Sustaining capital ($M)[1]	1.3	1.9	2.7	7.7
Growth capital ($M)[1]	29.3	28.7	78.6	86.8
Total capital ($M)	30.6	30.6	81.3	94.5
Free cash flow ($M)[1]	30.1	19.3	115.2	30.8

Operating Key Performance Indicators

New Afton Mine	Q3 2025	Q3 2024	9M 2025	9M 2024
New Afton Mine Only
Tonnes mined per day (ore and waste)	10,937	9,614	12,159	10,188
Tonnes milled per calendar day	11,495	11,302	12,506	10,851
Gold grade milled (g/t)	0.52	0.57	0.53	0.62
Gold recovery (%)	84%	86%	85%	88%
Copper grade milled (%)	0.57	0.62	0.58	0.67
Copper recovery (%)	90%	88%	89%	90%
Gold production (ounces)	14,853	16,283	49,606	52,241
Copper production (Mlbs)	12.0	12.6	39.1	39.5
Ore Purchase Agreements[6]
Gold production (ounces)	59	195	575	716
  Third quarter production4 was 14,912 ounces of gold (inclusive of ore purchase agreements) and 12.0 million pounds of copper. For the nine months ended September 30, 2025, gold production4 was 50,181 ounces (inclusive of ore purchase agreements) and 39.1 million pounds of copper. The decrease in gold and copper production4 over the prior-year periods is due to lower grade and recovery as the B3 cave nears exhaustion and C-Zone continues to ramp up to full production.
  Operating expenses per gold ounce sold5 and per copper pound sold for the third quarter increased over the prior-year period primarily due to higher tonnes mined. Operating expenses per gold ounce sold5 and per copper pound sold for the nine months ended September 30, 2025 were in line with the prior-year period.
  All-in sustaining costs1 per gold ounce sold (by-product basis)2 decreased over the prior-year periods primarily due to higher by-product revenue and lower sustaining capital spend.
  Total capital expenditures for the quarter were in-line with the prior year period. For the nine months ended September 30, 2025 total capital expenditures decreased over the prior-year period, due to lower sustaining and growth capital spend. Sustaining capital1 primarily related to mobile equipment. Growth capital1 primarily related to construction, mine development, tailings, and machinery and equipment.
  Free cash flow1 for the third quarter and the nine months ended September 30, 2025 was $30 million and $115 million, respectively, a significant improvement over the prior-year periods primarily due to higher revenue.
  During the quarter, the Company provided a comprehensive exploration update (see news release dated September 9, 2025). At New Afton, new underground drilling confirmed the width and continuity of previously reported mineralization at K-Zone and discovered additional copper-gold porphyry mineralization emanating from the roots of the zone, which have more than doubled the known extent of the system. The K-Zone mineralized system now reaches approximately 600 metres in strike length and 900 metres in vertical extent, while exploration drill holes from surface have intersected new mineralization 550 metres to the east of the current footprint, demonstrating the potential for further growth. The Company increased the 2025 New Afton exploration budget to $22 million and currently has nine drill rigs actively targeting the K-Zone. A maiden K-Zone mineral resource estimate is expected to be announced with the Company's year-end Mineral Reserve and Mineral Resource estimate update early in 2026.

Rainy River Mine

Operational Highlights

Rainy River Mine	Q3 2025	Q3 2024	9M 2025	9M 2024
Gold production (ounces)[4]	100,301	61,892	195,813	164,908
Gold sold (ounces)[4]	102,725	67,228	195,202	169,837
Gold revenue, per ounce ($)[5]	3,450	2,501	3,306	2,323
Average realized gold price, per ounce ($)[1]	3,450	2,501	3,306	2,323
Operating expenses per gold ounce sold ($/ounce)[5]	880	1,089	1,133	1,195
Depreciation and depletion per gold ounce sold ($/ounce)	411	681	584	809
Cash costs per gold ounce sold (by-product basis) ($/ounce)[1]	836	1,028	1,072	1,130
All-in sustaining costs per gold ounce sold (by-product basis) ($/ounce)[2]	1,043	1,327	1,536	1,582
Sustaining capital ($M)[1]	17.9	17.9	83.3	69.5
Growth capital ($M)[1]	27.1	14.0	78.4	31.8
Total capital ($M)	45.0	31.9	161.6	101.3
Free cash flow ($M)[1]	182.6	43.8	214.8	52.3

Operating Key Performance Indicators

Rainy River Mine	Q3 2025	Q3 2024	9M 2025	9M 2024
Open Pit Only
Tonnes mined per day (ore and waste)	91,307	81,619	87,387	97,352
Ore tonnes mined per day	41,006	24,374	21,943	19,527
Operating waste tonnes per day	46,516	52,080	34,252	53,299
Capitalized waste tonnes per day	3,785	5,164	31,193	24,526
Total waste tonnes per day	50,301	57,245	65,445	77,825
Strip ratio (waste:ore)	1.23	2.35	2.98	3.99
Underground Only
Ore tonnes mined per day	1,842	834	1,281	755
Waste tonnes mined per day	1,610	1,117	1,617	1,166
Lateral development (metres)	2,015	1,018	5,517	3,275
Open Pit and Underground
Tonnes milled per calendar day	25,107	24,528	24,895	25,204
Gold grade milled (g/t)	1.44	0.95	0.97	0.84
Gold recovery (%)	94	93	93	92
  Third quarter gold production4 was 100,301 ounces. For the nine months ended September 30, 2025, gold production4 was 195,813 ounces. Gold production4 over the prior-year periods significantly increased due to higher grade.
  Operating expenses per gold ounce sold for the third quarter and nine months ended September 30, 2025 decreased over the prior-year periods due to higher sales volumes and a stockpile inventory write-up of $5.1 million and $10.8 million for the three and nine months ended September 30, 2025, respectively, partially offset by higher underground and camp costs as underground mining continues to ramp up.
  All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the third quarter decreased over the prior-year period primarily due to higher sales volumes. All-in sustaining costs1 per gold ounce sold (by-product basis)2 for the nine months ended September 30, 2025 decreased over the prior-year period primarily due to higher sales volumes and the stockpile inventory write-up, partially offset by higher underground costs and higher sustaining capital from capitalized waste stripping.
  Total capital expenditures increased over the prior-year periods due to higher sustaining and growth capital spend. Sustaining capital1 primarily related to open pit stripping and tailings dam raise. Growth capital1 primarily related to growth mine development and machinery and equipment.
  Free cash flow1 for the third quarter and nine months ended September 30, 2025 was $183 million and $215 million (net of $19 million and $33 million stream payments), respectively, a significant increase over the prior-year periods primarily due to higher revenue.
  During the quarter, the Company provided a comprehensive exploration update (see news release dated September 9, 2025). At Rainy River, surface drilling extended the NW Trend mineralization and underground drilling has extended underground mining zones, which continue to remain open at depth. Infill drilling continues to progress the conversion of near-surface and underground Inferred Mineral Resources to Indicated Mineral Resources, which is expected to have a positive impact on year-end Mineral Reserve and Mineral Resource estimates.

Third Quarter 2025 Conference Call and Webcast

The Company will host a webcast and conference call, Wednesday, October 29, 2025 at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/gJ3q8QBd41X
  Participants may also listen to the conference call by calling North American toll free 1-800-715-9871, or 1-289-815-3444 outside of the U.S. and Canada, passcode 7817280.
  To join the conference call without operator assistance, you may register and enter your phone number at https://registrations.events/easyconnect/7817280/recqt68KWRBqZZeb9/ to receive an instant automated call back.
  A recorded playback of the conference call will be available until November 29, 2025 by calling North American toll free 1-800-770-2030, or 1-647-362-9199 outside of the U.S. and Canada, passcode 7817280. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

Endnotes

1.	"Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted income tax expense", "sustaining capital and sustaining leases", "growth capital", "average realized gold/copper price per ounce/pound","cash generated from operations before changes in non-cash operating working capital", "free cash flow" "open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", and "G&A costs per tonne processed" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS Accounting Standards, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers.
2.	The Company produces copper and silver as by-products of its gold production. All-in sustaining costs calculated on a by-product basis, includes silver and copper net revenues as by-product credits to the total costs.
3.	Co-product basis includes net silver sales revenues as by-product credits, and apportions net costs to each metal produced on the basis of 30% to gold and 70% to copper, and subsequently dividing the amount by the total gold ounces sold, or pounds of copper sold, to arrive at per ounce or per pound figures.
4.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
5.	These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and total copper revenue divided by total copper pounds sold, respectively, "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper pounds sold; "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounces sold.
6.	Key performance indicator data for the three and nine months ended September 30, 2025 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces represented approximately 1% of total gold ounces produced using New Afton's excess mill capacity. All other ounces are mined and produced at New Afton.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash generated from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold notes that in connection with New Afton, the by-product revenue is sufficiently large to result in negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash cost information in this MD&A is net of by-product sales.

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards.

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will significantly increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

All-In Sustaining Costs (AISC) per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS Accounting Standards measures to provide visibility into the economics of a gold mining company. Current IFRS Accounting Standards measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measure is not necessarily indicative of cash flow from operations under IFRS Accounting Standards or operating costs presented under IFRS Accounting Standards.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will significantly benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to significantly benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

The following tables reconcile the above non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

Cash Costs and All-in Sustaining Costs per Gold Ounce Reconciliation Tables

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
CONSOLIDATED CASH COST AND AISC RECONCILIATION
Operating expenses	131.2	107.6	345.6	323.9
Treatment and refining charges on concentrate sales	2.6	4.1	8.8	14.1
By-product silver revenue	(5.8)	(5.0)	(15.5)	(13.7)
By-product copper revenue	(53.0)	(46.1)	(165.2)	(152.4)
Total Cash costs[1]	75.0	60.6	173.7	172.0
Gold ounces sold[4]	117,481	81,791	245,241	219,565
Cash costs per gold ounce sold (by-product basis)(2)	639	741.0	709	783.0
Sustaining capital expenditures[1]	19.2	19.8	85.9	77.2
Sustaining exploration - expensed	1.6	0.1	1.8	0.3
Sustaining leases[1]	0.2	0.1	0.6	1.9
Corporate G&A including share-based compensation	13.4	14.3	37.3	29.5
Reclamation expenses	3.9	2.9	9.4	8.3
Total all-in sustaining costs[1]	113.3	97.8	308.7	289.1
Gold ounces sold[4]	117,481	81,791	245,241	219,565
All-in sustaining costs per gold ounce sold (by-product basis)[2]	966	1,195	1,260	1,317

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	40.9	34.4	124.6	120.9
Treatment and refining charges on concentrate sales	2.6	4.1	8.7	14.1
By-product silver revenue	(1.3)	(0.8)	(3.6)	(2.6)
By-product copper revenue	(53.0)	(46.1)	(165.2)	(152.4)
Total Cash costs[1]	(10.8)	(8.5)	(35.5)	(19.9)
Gold ounces sold[4]	14,755	14,564	50,039	49,728
Cash costs per gold ounce sold (by-product basis)[2]	(730)	(583)	(708)	(401)
Sustaining capital expenditures[1]	1.3	1.9	2.7	7.7
Sustaining leases(1)	—	—	0.1	0.5
Reclamation expenses	0.7	0.6	2.2	2.0
Total all-in sustaining costs[1]	(8.8)	(5.9)	(30.5)	(9.7)
Gold ounces sold[4]	14,755	14,564	50,039	49,728
All-in sustaining costs per gold ounce sold (by-product basis)[2]	(595)	(408)	(609)	(195)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	90.4	73.2	221.1	203.0
By-product silver revenue	(4.5)	(4.1)	(11.9)	(11.1)
Total Cash costs[1]	85.9	69.1	209.2	191.9
Gold ounces sold[4]	102,725	67,288	195,202	169,837
Cash costs per gold ounce sold (by-product basis)[2]	836	1,028	1,072	1,130
Sustaining capital expenditures[1]	17.9	17.9	83.3	69.5
Sustaining leases[1]	—	—	—	1.0
Reclamation expenses	3.3	2.2	7.2	6.3
Total all-in sustaining costs[1]	107.1	89.2	299.7	268.7
Gold ounces sold[4]	102,725	67,228	195,202	169,837
All-in sustaining costs per gold ounce sold (by-product basis)[2]	1,043	1,327	1,536	1,582

Three months ended September 30, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.3	28.7	40.9
Units of metal sold	14,755	11.9
Operating expenses ($/oz gold or lb copper sold, co-product[3]	832	2.41
Treatment and refining charges on concentrate sales	0.8	1.8	2.6
By-product silver revenue	(0.4)	(0.9)	(1.3)
Cash costs (co-product)[3]	12.7	29.6	42.2
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	859	2.49
Sustaining capital expenditures[1]	0.4	0.9	1.3
Sustaining leases[1]	—	—	—
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)[3]	13.3	31.0	44.2
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	900	2.61
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended September 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	10.3	24.1	34.4
Units of metal sold	14,564	11.0
Operating expenses ($/oz gold or lb copper sold, co-product[3]	709	2.18
Treatment and refining charges on concentrate sales	1.2	2.9	4.1
By-product silver revenue	(0.3)	(0.6)	(0.8)
Cash costs (co-product)[3]	11.3	26.4	37.6
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	775	2.39
Sustaining capital expenditures[1]	0.6	1.4	1.9
Sustaining leases[1]	—	—	—
Reclamation expenses	0.2	0.4	0.6
All-in sustaining costs (co-product)[3]	12.1	28.1	40.2
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	828	2.55
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Nine months ended September 30, 2025
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	37.4	87.3	124.6
Units of metal sold	50,039	37.8
Operating expenses ($/oz gold or lb copper sold, co-product[3]	747	2.31
Treatment and refining charges on concentrate sales	2.6	6.1	8.7
By-product silver revenue	(1.1)	(2.6)	(3.7)
Cash costs (co-product)[3]	38.9	90.8	129.6
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	778	2.40
Sustaining capital expenditures[1]	0.8	1.9	2.7
Sustaining leases[1]	—	0.1	0.1
Reclamation expenses	0.7	1.5	2.2
All-in sustaining costs (co-product)[3]	40.4	94.3	134.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	808	2.49
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Nine months ended September 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	36.3	84.7	120.9
Units of metal sold	49,728	36.4
Operating expenses ($/oz gold or lb copper sold, co-product[3]	730	2.33
Treatment and refining charges on concentrate sales	4.2	9.9	14.1
By-product silver revenue	(0.8)	(1.8)	(2.6)
Cash costs (co-product)[3]	39.7	92.7	132.4
Cash costs per gold ounce sold or lb copper sold (co-product)[3]	799	2.55
Sustaining capital expenditures[1]	2.3	5.4	7.7
Sustaining leases[1]	0.1	0.3	0.4
Reclamation expenses	0.6	1.4	2.0
All-in sustaining costs (co-product)[3]	42.8	99.8	142.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)[3]	861	2.74
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Sustaining Capital Expenditures Reconciliation Table

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	75.6	62.5	242.9	195.8
New Afton growth capital expenditures[1]	(29.3)	(28.7)	(78.6)	(86.8)
Rainy River growth capital expenditures[1]	(27.1)	(14.0)	(78.4)	(31.8)
Sustaining capital expenditures[1]	19.2	19.8	85.9	77.2

Adjusted Net Earnings/(Loss) and Adjusted Net Earnings per Share

"Adjusted net earnings" and "adjusted net earnings per share" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt, corporate restructuring and the group of costs in "Other gains and losses" as per Note 3 of the Company's unaudited condensed interim consolidated financial statements. Key entries in this grouping are: the fair value changes for the Rainy River gold stream obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments and the unrealized gain/loss on the gold prepayment liability. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted income tax expense".

The Company uses "adjusted net earnings" for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS Accounting Standards measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
ADJUSTED NET EARNINGS RECONCILIATION
Earnings before taxes	174.0	36.1	232.1	18.6
Other losses	49.2	29.1	103.1	84.6
Loss on repayment of long-term debt	0.6	—	5.1	—
Corporate restructuring	—	—	3.3	—
Adjusted net earnings before taxes	223.8	65.2	343.6	103.2
Income tax expense	(31.7)	1.8	(37.9)	28.9
Income tax adjustments	7.4	(2.7)	(4.4)	(37.8)
Adjusted income tax expense[1]	(24.3)	(0.9)	(42.3)	(8.9)
Adjusted net earnings[1]	199.5	64.3	301.3	94.3
Adjusted net earnings per share (basic and diluted) ($/share)[1]	0.25	0.08	0.38	0.13

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

"Cash generated from operations, before changes in non-cash operating working capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
CASH RECONCILIATION
Cash generated from operations	300.7	127.9	571.2	283.2
Change in non-cash operating working capital	(4.3)	(7.9)	(23.8)	(0.1)
Cash generated from operations, before changes in non-cash operating working capital[1]	296.4	120.0	547.4	283.1

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended September 30, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	248.0	60.6	(7.9)	300.7
Less: Mining interest capital expenditures	(45.0)	(30.5)	—	(75.5)
Less: Lease payments	(1.0)	—	(0.2)	(1.1)
Less: Cash settlement of non-current derivative financial liabilities	(19.4)	—	—	(19.4)
Free Cash Flow[1]	182.6	30.1	(8.1)	204.7

	Three months ended September 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	84.0	49.9	(6.0)	127.9
Less: Mining interest capital expenditures	(32.0)	(30.6)	—	(62.6)
Add: Proceeds of sale from other assets	—	—	—	—
Less: Lease payments	—	—	(0.1)	(0.1)
Less: Cash settlement of non-current derivative financial liabilities	(8.2)	—	—	(8.2)
Free Cash Flow[1]	43.8	19.3	(6.1)	57.0

	Nine months ended September 30, 2025
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	412.1	196.6	(37.5)	571.2
Less: Mining interest capital expenditures	(161.6)	(81.3)	—	(242.9)
Less: Lease payments	(2.8)	(0.1)	(0.5)	(3.4)
Less: Cash settlement of non-current derivative financial liabilities	(32.9)	—	—	(32.9)
Free Cash Flow[1]	214.8	115.2	(38.0)	292.0

	Nine months ended September 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	178.4	125.6	(20.8)	283.2
Less: Mining interest capital expenditures	(101.3)	(94.5)	—	(195.8)
Add: Proceeds of sale from other assets	—	0.2	—	0.2
Less: Lease payments	(0.9)	(0.5)	(0.5)	(1.9)
Less: Cash settlement of non-current derivative financial liabilities	(22.9)	—	—	(22.9)
Free Cash Flow[1]	53.5	30.8	(21.3)	62.8

Average Realized Price

"Average realized price per ounce of gold sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers, who may calculate this measure differently. Management uses this measure to better understand the price realized in each reporting period for gold sales. "Average realized price per ounce of gold sold" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS Accounting Standards measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	405.0	203.3	803.7	504.3
Treatment and refining charges on gold concentrate sales	1.3	1.8	4.3	6.0
Gross revenue from gold sales	406.3	205.1	808.0	510.3
Gold ounces sold	117,481	81,791	245,241	219,565
Total average realized price per gold ounce sold ($/ounce)[1]	3,458	2,507	3,295	2,324

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	50.6	35.1	158.3	109.8
Treatment and refining charges on gold concentrate sales	1.3	1.8	4.3	6.0
Gross revenue from gold sales	51.9	36.9	162.6	115.8
Gold ounces sold	14,755	14,564	50,039	49,728
New Afton average realized price per gold ounce sold ($/ounce)[1]	3,517	2,536	3,250	2,330

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	354.4	168.1	645.4	394.5
Gold ounces sold	102,725	67,228	195,202	169,837
Rainy River average realized price per gold ounce sold ($/ounce)[1]	3,450	2,501	3,306	2,323

For additional information with respect to the non-GAAP measures used by the Company, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three and nine months ended September 30, 2025 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's expectations and guidance with respect to production, costs, capital investment and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expectations; successfully completing the Company's growth projects and the significant increase in production in coming years as a result thereof; successfully reducing operating costs and capital expenditures and the consistent free cash flow anticipated to be generated as a result thereof commencing in the second half of 2024; successfully increasing free cash flow over the next three years; expectations regarding strengthened production in the second half of 2024; successfully accomplishing commercial production from the C-Zone and commissioning of the underground crusher and conveyor in the second half of 2024; successfully accomplishing initial production from Rainy River's underground Main Zone in the fourth quarter of 2024; and expectations that 2024 will be the final year or significant capital spending.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

All scientific and technical information contained in this news release has been reviewed and approved by Travis Murphy, Vice President, Operations of New Gold. Mr. Murphy is a Professional Geoscientist, a member of Engineers and Geoscientists British Columbia.  Mr. Murphy is a "Qualified Person" for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President and Chief Strategy Officer, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 17:15e 28-OCT-25